                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                AMENDMENT NO. 1

                                 SCHEDULE 14D-1

                                 (RULE 14D-100)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PETROFINA
                            (Name of Subject Company)

                                      TOTAL
                                    (Bidder)

                          SHARES WITH NO NOMINAL VALUE
                           AMERICAN DEPOSITARY SHARES
                                    WARRANTS
                         (Title of Class of Securities)

                                    716485206
                      (CUSIP Number of Class of Securities)

                               ALAIN-MARC IRISSOU
                                 GENERAL COUNSEL
                                      TOTAL
                               24, COURS MICHELET
                                  LA DEFENSE 10
                              92800 PUTEAUX, FRANCE
                             (011-33-1) 41-34-40-00
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

Total, a societe anonyme organized under the laws of the Republic of France ("Total") hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 6, 1999, with respect to Total's offer to exchange all of the shares, American depositary shares and warrants of PetroFina for shares, American depositary shares and warrants of Total, upon the terms and subject to the conditions set forth in the Prospectus dated May 6, 1999 and filed as exhibit (a)(1) to the Schedule 14D-1. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Prospectus referred to therein.

ITEM 2.    IDENTITY AND BACKGROUND.

      (d) The information contained herein amends and supplements the information contained in Item 2(d) of this Schedule 14D-1.

John J. Goossens...................         Chairman and Chief Executive Officer
                                              of Belgacom

      (g) The information contained in Item 2(g) of this Schedule 14D-1 is deleted in its entirety and replaced with the following text.

      Each individual noted above under Item 2(d) is a citizen of France except for Lord Alexander of Weedon, who is a citizen of the United Kingdom, Baron Frere, Thierry de Rudder and John J. Goossens, who are citizens of Belgium and Honorable Paul Desmarais, who is a citizen of Canada.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

     The information contained herein amends and supplements the information contained in Item 11 of this Schedule 14D-1.

      (a)(8) Form 6-K filed by Total on May 24, 1999, which describes and includes three press releases issued recently by Total.

      (a)(9) Form 6-K filed by Total on May 24, 1999, which includes an information memorandum describing the stock redemption authorization approved by Total's shareholders replacing the previous such authorization.

                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                         /s/ Charles de Bollardiere
                                     ---------------------------------------
                                                (Signature)

                                           Charles de Bollardiere
                                                 Treasurer

                                                 May 26, 1999